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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















  -------------------------------------------------------------------
-----------------------------------------------------------------------








                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of net assets available for benefits, with fund information Statements of changes in net assets available for benefits, with fund information
Notes to financial statements


Supplemental schedule

Line 27a - Schedule of assets held for investment purposes
Line 27d - Schedule of reportable transactions




                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Investment Plan for Salaried Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. as of June 30, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ERNST & YOUNG LLP


October 24, 1997


EIN: 36-3888539

PLAN #:  101

  INVESTMENT PLAN FOR SALARIED EMPLOYEES INVESTMENT PLAN FOR SALARIED EMPLOYEES
                             OF IMC-AGRICO MP, INC.
  -----------------------------------------------------------------------------
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
     ----------------------------------------------------------------------
                                  June 30, 1997
                                  -------------
                                                                            Fund
Information
                                  ----------------------------------------------
----------------------------------------------
                                                                      Fixed
Money
                                  Equity     Bond         Company     Income
Market     Balanced       Growth      Loan
                      Total        Fund      Fund       Stock Fund     Fund
Fund        Fund          Fund       Fund
                    ------------------------------------------------------------
-----------------------------------------------
ASSETS
-------------------
Investments, at fair value:
  Master trust funds -
    IMC-Agrico Company
     Stock Fund    $ 3,585,065                           $3,585,065
    IMC-Agrico Fixed
     Income Fund    13,008,979                                       $13,008,979
    IMC-Agrico Bond
     Fund            2,190,985              $2,190,985

  Mutual funds -
    Fidelity Equity-
     Income Fund,
     Inc.           15,718,839  $15,718,839
    Vanguard Money
     Market Reserves,
     Inc. - Prime
     Portfolio       1,127,892
$1,127,892
    Vanguard Wellington
     Fund, Inc.      3,411,307
$3,411,307
    Fidelity Magellan
     Fund, Inc.      4,239,219
$4,239,219
  Loans to parti-
   cipants           2,031,167
$2,031,167
                   -----------  -----------  ----------  ----------  -----------
----------  ----------  ----------  ----------
  Total investments 45,313,453   15,718,839   2,190,985   3,585,065   13,008,979
1,127,892   3,411,307   4,239,219   2,031,167

Receivables:
  Participant contri-
   butions             208,165       68,099       7,955      24,321       40,063
3,951      25,788      37,988
  Employer contribu-
   tions             1,293,115      411,734      56,081      47,747      260,456
35,022     151,955     230,120
  Accrued interest
   and dividends         4,610
4,610
                   -----------  -----------  ----------  ----------  -----------
----------  ----------  ----------  ----------
  Total receivables  1,505,890      479,833      64,036     172,068      300,519
43,583     177,743     268,108
                   -----------  -----------  ----------  ----------  -----------
----------  ----------  ----------  ----------

Total assets        46,819,343   16,198,672   2,255,021   3,757,133   13,309,498
1,171,475   3,589,050   4,507,327   2,031,167

Liability - due to
 brokers (net)          (1,178)     (29,870)                (44,856)      64,082
(1,690)     48,898     (37,742)
                   -----------  -----------  ----------  ----------  -----------
----------  ----------  ----------  ----------

Net assets available
 for benefits      $46,818,165  $16,168,802  $2,255,021  $3,712,277  $13,373,580
$1,169,785  $3,637,948  $4,469,585  $2,031,167
                   ===========  ===========  ==========  ==========  ===========
==========  ==========  ==========  ==========


                       (See Notes to Financial Statements)

EIN: 36-3888539

PLAN #:  101

  INVESTMENT PLAN FOR SALARIED EMPLOYEES INVESTMENT PLAN FOR SALARIED EMPLOYEES
                             OF IMC-AGRICO MP, INC.
  -----------------------------------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------
                                  June 30, 1996
                                  -------------

Fund Information
                                     -------------------------------------------
--------------------------------------------
                                                                         Fixed
Money
                                     Equity       Bond      Company      Income
Market     Balanced      Growth       Loan
                         Total        Fund        Fund    Stock Fund      Fund
Fund        Fund         Fund        Fund
                         -------------------------------------------------------
--------------------------------------------
ASSETS
-----------------------
Investments, at fair value:
  Master trust funds -
    IMC-Agrico Company
      Stock Fund     $ 1,281,797                           $1,281,797
    IMC-Agrico Fixed
     Income Fund        9,608,379
$9,608,379
    IMC-Agrico Bond
     Fund               2,204,919              $2,204,919

  Mutual funds -
    Fidelity Equity-
     Income Fund,
     Inc.               9,396,973  $9,396,973
    Vanguard Money
     Market Reserves,
     Inc. - Prime
     Portfolio            709,315
$709,315
    Vanguard Wellington
     Fund, Inc.         1,357,387
$1,357,387
    Fidelity Magellan
     Fund, Inc.         2,459,291
$2,459,291
  Loans to
   participants         1,646,497
$1,646,497
                      -----------  ----------  ----------  ----------  ---------
-  --------  ----------  ----------  ----------
  Total investments    28,664,558   9,396,973   2,204,919   1,281,797
9,608,379   709,315   1,357,387   2,459,291   1,646,497

Receivables:
  Participant contri-
   butions                163,288      46,392       6,742      16,456
35,754     3,939      19,607     34,398
  Employer contribu-
   tions                  971,606     282,477      48,066      92,025
225,074    30,805     106,323    186,836
  Accrued interest
   and dividends            3,695
3,695
                      -----------  ----------  ----------  ----------  ---------
-  --------  ----------  ----------  ----------
  Total receivables     1,138,589     328,869      54,808     108,481
260,828    38,439      25,930    221,234
                      -----------  ----------  ----------  ----------  ---------
-  --------  ----------  ----------  ----------

Assets available
 for benefits         $29,803,147  $9,725,842  $2,259,727  $1,390,278
$9,869,207  $747,754  $1,483,317  $2,680,525  $1,646,497
                      ===========  ==========  ==========  ==========
==========  ========  ==========  ==========  ==========

                       (See Notes to Financial Statements)

EIN: 36-3888539

PLAN #:  101

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                     ---------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------
                        For the Year Ended June 30, 1997
                        ---------------------------------

Fund Information
                                    --------------------------------------------
---------------------------------------------
                                                                          Fixed
Money
                                    Equity      Bond      Company         Income
Market    Balanced       Growth     Loan
                        Total        Fund       Fund     Stock Fund        Fund
Fund       Fund          Fund       Fund
                     -----------------------------------------------------------
----------------------------------------------
Investment income (loss):
  Interest and
   dividends        $   698,850  $   320,524
$   49,062  $ 107,296    $   56,885  $ 165,083
  Income (loss)
   from master trust
   funds                993,001               $  229,203  $ (11,840)   $
775,638
  Net appreciation
   (depreciation) in
   fair value of
   investments        4,739,535    3,418,642
519,105      801,788
                    -----------  -----------  ----------  ----------  ----------
-  ----------  ----------  ----------  ----------
 Total investment
 income (loss)        6,431,386    3,739,166     229,203    (11,840)
775,638      49,062    626,401      858,673    165,083

Contributions:
  Participants        2,536,942      781,385     103,883    288,556
514,997      63,164    290,368      494,589
  Employer            1,581,992      513,500      59,946    197,695
293,688      36,159    189,373      291,631
                    -----------  -----------  ----------  ----------  ----------
-  ----------  ----------  ----------  ----------
 Total contributions  4,118,934    1,294,885     163,829    486,251
808,685      99,323    479,741      786,220

Transfers from
 other plans          7,899,978    2,104,726     229,484    826,493
3,372,983      57,822    495,071      531,087    282,312

Cash distributed to
 withdrawing parti-
 cipants             (1,435,280)    (373,764)   (181,546)   (54,115)
(598,893)    (26,766)   (90,706)     (87,999)   (21,491)

Transfers of invest-
 ment direction                     (322,053)   (445,676)  1,075,210
(854,040)    242,590    644,124     (298,921)   (41,234)
                    -----------  -----------  ----------  ----------  ----------
-  ----------  ----------  ----------  ----------

Net increase (decrease)
 in assets available
 for benefits        17,015,018    6,442,960      (4,706)  2,321,999
3,504,373     422,031   2,154,631   1,789,060     384,670

Assets available for
 benefits - beginning
 of year             29,803,147    9,725,842   2,259,727   1,390,278
9,869,207     747,754   1,483,317   2,680,525   1,646,497
                    -----------  -----------  ----------  ----------  ----------
-  ----------  ----------  ----------  ----------

Net assets available
 for benefits -
 end of year        $46,818,165  $16,168,802  $2,255,021  $3,712,277
$13,373,580  $1,169,785  $3,637,948  $4,469,585  $2,031,167
                    ===========  ===========  ==========  ==========
===========  ==========  ==========  ==========  ==========

                       (See Notes to Financial Statements)

EIN: 36-3888539

PLAN #:  101

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                     ---------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
   ---------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                         -------------------------------
                                                                            Fund
Information
                                     -------------------------------------------
--------------------------------------------
                                                                        Fixed
Money
                                     Equity      Bond      Company      Income
Market    Balanced       Growth      Loan
                         Total        Fund       Fund     Stock Fund     Fund
Fund        Fund         Fund       Fund
                       ---------------------------------------------------------
--------------------------------------------
Investment income (loss):
  Interest and
   dividends          $  912,517   $  197,664   $  79,855  $     357  $
249,669  $ 43,506   $   25,513  $  315,953
  Net appreciation
   (depreciation) in
   fair value of
   investments         1,495,975    1,306,118      65,886      5,006
(74,609)     301,915    (108,341)
  Income (loss) from
   master trust funds    241,579                  (28,182)   106,979
162,782
  Loans to participants
   - interest            135,073       10,979       8,557
40,979     3,507          549         855  $   69,647
                      -----------  ----------  ----------  ----------  ---------
--  --------  ----------  ----------  ----------
  Total investment
   income (loss)       2,785,144    1,514,761     126,116     112,342
453,430   (27,596)     327,977     208,467      69,647

Contributions:
  Participants         1,825,078      503,692      85,876     170,035
456,927    52,595      195,986     359,967
  Employer             1,190,941      341,378      59,874     112,447
282,698    38,337      128,514     227,693
                      -----------  ----------  ----------  ----------  ---------
--  --------  ----------  ----------  ----------
  Total contributions  3,016,019      845,070     145,750     282,482
739,625    90,932      324,500     587,660

Transfers from
 other plans           3,088,810      116,378      13,359     114,876
2,544,143        377      54,154     102,698     142,825

Cash distributed
 to withdrawing
 participants           (816,722)    (144,426)    (62,187)    (48,282)
(447,722)   (12,314)    (77,679)    (10,916)    (13,196)

Transfers of
 investment direction                 396,778    (265,118)    928,860
(3,613,912)  (168,404)    426,995     847,580   1,447,221
                      -----------  ----------  ----------  ----------  ---------
--  --------  ----------  ----------  ----------

Net increase (decrease)
 in assets available
 for benefits           8,073,251   2,728,561     (42,080)  1,390,278
(324,436)  (117,005)  1,055,947   1,735,489   1,646,497

Assets available
 for benefits -
 beginning of year     21,729,896   6,997,281   2,301,807
10,193,643   864,759     427,370     945,036
                      -----------  ----------  ----------  ----------  ---------
--  --------  ----------  ----------  ----------
Assets available
 for benefits -
 end of year          $29,803,147  $9,725,842  $2,259,727  $1,390,278  $
9,869,207  $747,754  $1,483,317  $2,680,525  $1,646,497
                      ===========  ==========  ==========  ==========
===========  ========  ==========  ==========  ==========

                       (See Notes to Financial Statements)

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.
                ---------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                    ------------------------------
1.    Description of the Plan
  -----------------------
  The following description of the Investment Plan for Salaried
Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
  The Plan is a defined contribution plan established on July 1, 1993. Salaried employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------
  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 for calendar years 1997 and 1996. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. The Company may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the years ended June 30, 1997 and 1996. Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
-----------------------
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
  Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

  Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

  Bond Fund - Since January 1,1996, investments are made in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments. Prior to January 1, 1996, the Bond Fund of America, Inc. shares were held directly.

  Company Stock Fund - Investments are made in shares of the IMC-Agrico Stock Fund which invests in the common stock of IMC
  Global Inc.

  Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. Prior to that time investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs), the Marshall Money Market Fund and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1997 holdings are described below.

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

       c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

       d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

  Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

  Balanced Fund - Investments are made in shares of the Vanguard
  Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

  Growth Fund - Investments are made in shares of the Fidelity
  Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

  Loan fund - Investments are loans made to participants, as described below.

  Participants elect their desired investment program upon joining the Plan. Since April 1, 1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. The Company Stock Fund was added effective July 1, 1995. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
---------------------
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.    Summary of Significant Accounting Policies
  ------------------------------------------
Use of Estimates
----------------
  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
--------------------
  All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value for shares of the master trust funds, the LaSalle National Trust, N.A. Income Plus Fund and the mutual funds are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Investment in Trusts
--------------------
  As of January 1, 1996, investment assets of the Bond Fund, the Company Stock Fund and the Fixed Income Fund were made in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 53 percent, 91 percent and 49 percent, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at June 30, 1997 (52 percent, 90 percent and 43 percent at June 30, 1996).

  The assets of the pooled funds as of June 30, 1997 were as follows:

                                              IMC-Agrico  IMC-Agrico
                                  IMC-Agrico   Company      Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Bond Fund of America               $4,054,989
IMC Global Inc. common stock                  $3,874,570
LaSalle National Trust, N.A.
 Income Plus Fund                                        $16,595,668
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
  Company, due 1998                                        1,849,375
 Hartford Life Insurance Co.,
  due 1997                                                 1,822,310
 CDC Investment Management Corp.,
   due 2000                                                1,554,771
 Rabobank Alternative                                      1,088,237
 Sunamerica Life                                           3,018,773
Marshall Money Market Fund             51,473    485,055     112,030
Pending transactions                           (460,169)     (5,843)
Accrued interest and dividends            262        450      87,169
                                   ---------- ----------  -----------
Net assets of pooled funds         $4,106,724 $3,899,906 $26,122,490
                                   ========== ==========  ===========

  The assets of the pooled funds as of June 30, 1996 were as follows:

                                              IMC-Agrico  IMC-Agrico
                                  IMC-Agrico   Company      Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Bond Fund of America               $4,149,732
IMC Global Inc. common stock                  $1,367,819
LaSalle National Trust, N.A.
 Income Plus Fund                                        $16,082,874
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
  Company, due 1998                                        1,694,222
 Hartford Life Insurance Co.,
  due 1997                                                 1,655,066
 CDC Investment Management
  Corp., due 2000                                          1,527,216
 Rabobank Alternative                                      1,188,626
Marshall Money Market Fund             67,253     27,938     150,359
Pending transaction                               29,212
Accrued interest and dividends            326        147     176,094
                                   ---------- ----------  -----------
Net assets of pooled funds         $4,217,311 $1,425,116 $22,474,457
                                   ========== ==========  ===========

Changes in the pooled balances during the year ended June 30, 1997 are summarized as follows:

                                              IMC-Agrico  IMC-Agrico
                                  IMC-Agrico   Company      Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Additions:
 Interest and dividend income      $  323,095 $   30,788 $ 1,648,852
 Net appreciation (depreciation)
  in fair value of investments        109,555   (63,865)
 Contributions and transfers
  from other plans                  1,074,222  5,609,841  10,468,985
                                   ---------- ----------  -----------
                                    1,506,872  5,576,764  12,117,837

Deductions:
 Benefits paid                      1,617,459  3,101,974   8,404,560
 Investment expenses                                          65,244
                                   ---------- ----------  -----------
                                    1,617,459  3,101,974   8,469,804
                                   ---------- ----------  -----------
Net increase (decrease) in assets   (110,587)  2,474,790   3,648,033
Pooled fund assets, beginning
 of year                            4,217,311  1,425,116  22,474,457
                                   ---------- ----------  -----------

Pooled fund assets, end of year    $4,106,724 $3,899,906 $26,122,490
                                   ========== ==========  ===========

Changes in the pooled balances from January 1 through June 30, 1996 are summarized as follows:

                                              IMC-Agrico  IMC-Agrico
                                  IMC-Agrico   Company      Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Additions
Additions:
 Interest and dividend income      $   78,275 $    3,291 $   469,583
 Net depreciation in fair value
   of investments                   (299,333)   (39,851)     (3,022)
 Contributions and transfers from
   other plans                        243,704    380,265   1,045,316
                                   ---------- ----------  -----------
                                       22,646    343,705   1,511,877

Deductions:
 Benefits paid                        523,275    275,397   1,881,406
 Investment expenses                                          18,636
                                   ---------- ----------  -----------
                                      523,275    275,397   1,900,042
                                   ---------- ----------  -----------
Net increase (decrease) in assets   (500,629)     68,308   (388,165)
Assets transferred at
 January 1, 1996                    4,717,940  1,356,808  22,862,622
                                   ---------- ----------  -----------

Pooled fund assets at
 June 30, 1996                     $4,217,311 $1,425,116 $22,474,457
                                   ========== ==========  ===========

Income Recognition
------------------
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1997 and 1996.

3.    Net Appreciation in Fair Value of Investments
  ---------------------------------------------
  During 1997 and 1996, net appreciation in fair value of the Plan's investments came from mutual funds and was determined by quoted market price.

                                         1997              1996
                                       ----------       ----------
Equity Fund                             $3,418,642       $1,306,118
Bond Fund                                                    65,886
Company Stock Fund                                            5,006
Fixed Income Fund
Money Market Fund                                          (74,609)
Balanced Fund                              519,105          301,915
Growth Fund                                801,788        (108,341)
                                        ----------       ----------
Net appreciation in fair value          $4,739,535       $1,495,975
                                        ==========       ==========

4.  Significant Investments
  -----------------------
  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                         1997              1996
                                       ----------       ----------
Master trust funds -
   IMC-Agrico Company Stock Fund       $ 3,585,065       $1,281,797
   IMC-Agrico Fixed Income Fund         13,008,979        9,608,379
   IMC-Agrico Bond Fund                  2,190,985        2,204,919

Mutual funds -
   Fidelity Equity-Income Fund, Inc.    15,718,839        9,396,973
   Bond Fund of America, Inc.
   Vanguard Wellington Fund, Inc.        3,411,307        1,357,387
   Fidelity Magellan Fund, Inc.          4,239,219        2,459,291

Loans to participants                    2,031,167        1,646,497

5.    Federal Income Tax Status
  -------------------------
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


















                        SUPPLEMENTAL SCHEDULES
                        ----------------------

                                                               EIN: 36-3888539
                                                               PLAN #:  101




                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            OF IMC-AGRICO MP, INC.
                    --------------------------------------
          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------
                                                 June 30, 1997
                                      --------------------------------------
                                      Principal
                                      amount or
                                      number of                     Current
Identity of Issuer   Description        shares          Cost         value
------------------   ------------    -------------    --------    ----------
Marshall & Ilsley
 Trust Company*  Master trust funds -
                  IMC-Agrico Company
                   Stock Fund         102,696 shares  $3,754,326  $3,585,065
                  IMC-Agrico Fixed
                   Income Fund      1,204,542 shares  12,212,825  13,008,979
                  IMC-Agrico Bond
                   Fund               196,469 shares   1,983,495   2,190,985

IMC Global Inc.* Mutual funds -
                  Fidelity Equity-
                   Income Fund,
                   Inc.               319,554 shares  12,928,177  15,718,839
                  Vanguard Money
                   Market Reserves,
                   Inc. - Prime
                   Portfolio        1,127,892 shares   1,127,892   1,127,892
                  Vanguard Welling-
                   ton Fund, Inc.     117,388 shares   3,043,690   3,411,307
                  Fidelity Magellan
                   Fund, Inc.          46,559 shares   3,758,474   4,239,219

Loans to participants (6% - 10.54%)                                2,031,167
                                                                 -----------
                                                                 $45,313,453
                                                                 ============
*  Indicates party-in-interest to the Plan.

                                                             EIN: 36-3888539
                                                             PLAN #:  101


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            OF IMC-AGRICO MP, INC.
                    ---------------------------------------
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------
                       FOR THE YEAR ENDED JUNE 30, 1997
                       --------------------------------


                                 Purchases                Sales
                                 ---------    -----------------------------
Identity of     Description                                            Gain
Party Involved    of Assets         Cost        Cost       Proceeds    (loss)
--------------  ------------        ----        ----       --------    ----

Category (iii) transactions -
 series of transactions in excess
 of 5 percent of plan assets:

Marshall & Ilsley
 Trust Company*  Vanguard Welling-
                  ton Fund, Inc.   $3,037,974 $1,343,293  $1,398,399  $ 55,106
                Fidelity Equity-
                 Income Fund, Inc.  7,092,727  3,393,416   3,637,060   243,644
                Fidelity Magellan
                 Fund, Inc.         3,069,441  2,050,179   2,028,757  (21,422)

IMC Global Inc.* IMC Global Inc.
                 common             5,515,136  3,006,005   3,200,028   194,023
                IMC-Agrico Fixed
                 Income Fund        7,839,893  5,087,246   5,214,931   127,685


NOTE: There were no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 1997.

*  Indicates party-in-interest to the Plan.


                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       Investment Plan for Salaried Employees of
                       IMC-Agrico MP, Inc.


                                  LYNN F. WHITE
                       -------------------------------------------
                                  Lynn F. White
                Acting Chairman of the Employee Benefits Committee

Date:  December 19, 1997

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

LYNN F. WHITE
--------------
Lynn F. White          Acting Chief Financial      December 19, 1997
                       Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      December 19, 1997
                       Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      December 19, 1997
                       Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               December 19, 1997
                       Chief Operating Officer